Exhibit 99.1

XOMA Announces Reverse Stock Split

BERKELEY, Calif., -- August 17, 2010 – XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced that its board of directors has approved a 1-for-15 share consolidation, or reverse stock split, that will become effective with the opening of trading on August 18, 2010.  The primary objective in effecting a reverse stock split at this time is to better enable the company to maintain the listing of its common shares on The NASDAQ Global Market.  The company’s common shares will continue trading on The NASDAQ Global Market and will begin trading on a split-adjusted basis at the opening of trading on Wednesday, August 18, 2010.

At XOMA’s annual general meeting of shareholders held on July 21, 2010, shareholders voted to approve a proposal authorizing the board of directors of the company to effect a reverse split of the company’s common shares at a ratio within a range of 1-for-2 and 1-for-15, as determined by the board in its sole discretion. As authorized, the board has elected to effect a reverse split at a ratio of 1-for-15.

“We appreciate the support of our shareholders in granting our board the authority to effect a reverse split.  After in-depth consideration of our options, the board determined that a reverse split of the company’s common shares is in the best interest of shareholders,” commented Steve Engle, XOMA’s Chairman and Chief Executive Officer.  “By effecting a reverse stock split, the company is better positioned to regain compliance with the NASDAQ listing rules.  Maintaining our listing on NASDAQ provides the company with greater flexibility to financially and strategically support the development of the company.”

Details of the Reverse Split
At the effective time of the reverse stock split, every 15 of XOMA’s pre-split common shares, par value $0.0005 per share, will automatically be consolidated into 1 post-split common share, par value $0.0075 per share.  As a result of the reverse split, the number of outstanding common shares will be approximately 21,195,110, excluding outstanding and unexercised share options and warrants and subject to adjustment for fractional shares.  The reverse stock split will not affect any shareholder’s ownership percentage of XOMA’s common shares, except to the limited extent that the reverse split would result in any shareholder owning a fractional share.

It is expected that NASDAQ will append a “D” to the company’s ticker symbol to indicate the completion of the reverse split and that after a 20 trading-day period following effectiveness of the reverse split, the ticker symbol will revert to “XOMA.”  In addition, the common shares will also trade under a new CUSIP number effective August 18, 2010.

Additional information can be found in the company’s definitive proxy statement filed with the Securities and Exchange Commission on June 9, 2010.

About XOMA
XOMA discovers, develops and manufactures novel antibody therapeutics for its own proprietary pipeline as well as through license and collaborative agreements with pharmaceutical and biotechnology companies, and under its contracts with the U.S. government.  The company's proprietary product pipeline includes:

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XOMA 052, an anti-IL-1 beta antibody in Phase 2 clinical development for Type 2 diabetes with cardiovascular biomarkers, Type 1 diabetes, and with potential for the treatment of a wide range of inflammatory conditions.  XOMA 052 also has demonstrated positive clinical benefit in a proof-of-concept trial for the treatment of vision-threatening uveitis of Behçet’s disease.

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XOMA 3AB, an antibody candidate in pre-IND studies to neutralize the botulinum toxin, among the most deadly potential bioterror threats, under development through funding provided by the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (Contract # HHSN266200600008C).

•	A preclinical pipeline with candidates in development for several diseases.

In addition to its proprietary pipeline, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering Corporation, a subsidiary of Merck & Co., Inc. and Takeda Pharmaceutical Company Limited.

XOMA's technologies have contributed to the success of marketed antibody products, including LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration and CIMZIA® (certolizumab pegol) for rheumatoid arthritis and Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates an un-matched collection of antibody phage display libraries and proprietary Human Engineering(tm), affinity maturation, Bacterial Cell Expression (BCE) and manufacturing technologies.  BCE is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins.  As a result, sixty pharmaceutical and biotechnology companies have signed BCE licenses, and several licensed product candidates are in clinical development.

XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 225 employees at its Berkeley, California location.  For more information, please visit http://www.xoma.com.

Forward-Looking Statements
Certain statements contained herein concerning our continued listing on NASDAQ or product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on assumptions that may not prove accurate.  Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.  These risks, including those related to inability to comply with NASDAQ’s continued listing requirements; the generally unstable nature of current economic and financial market conditions; the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); availability of additional collaborative and licensing opportunities; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; share price volatility; XOMA's financing needs and opportunities; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings.  Consider such risks carefully in considering XOMA's prospects.

SOURCE: XOMA Ltd.
XOMA Ltd.
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com
Canale Communications
Media Contact:
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com